Exhibit 21.1

Subsidiaries of the Company

The following is a list of the Company’s subsidiaries and includes all subsidiaries deemed significant. The jurisdiction of each company and the percentage of the Company’s ownership are listed in parentheses.

Papa Medical Inc. and its subsidiaries: (DE)

PAPA HEALTH INC. (CA, 100%)

Cannapresso LAB Inc. (CA, 100%)

DEUS LAB INC. (CA, 100%)

IOTA LAB INC. (CA, 100%)